# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PITNEY BOWES INC /DE/, CIK 0000078814
CUSIP: 724479100
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: PITNEY BOWES INC, 3001 SUMMER STREET, STAMFORD, Connecticut (CT), 06926-0700
Date of event which requires filing of this statement: 02/13/2025
Amends the filing with accession number 0001193805-22-001587
Filed by CIK 0001456565
Persons authorized to receive notices and communications: KURTIS J. WOLF, HESTIA CAPITAL MANAGEMENT, LLC, 175 Brickyard Road, Suite 200, Adams Township, Pennsylvania (PA), 16046, 724-687-7842

## Reporting persons
- HESTIA CAPITAL PARTNERS LP (CIK 0001456565): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,986,554; sole dispositive power 0; shared dispositive power 4,986,554; aggregate amount beneficially owned 4,986,554 (2.7% of the class)
- HELIOS I, LP (CIK 0001950196): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 8,593,401; sole dispositive power 0; shared dispositive power 8,593,401; aggregate amount beneficially owned 8,593,401 (4.7% of the class)
- HESTIA CAPITAL PARTNERS GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 13,579,955; sole dispositive power 0; shared dispositive power 13,579,955; aggregate amount beneficially owned 13,579,955 (7.5% of the class)
- Hestia Capital Management, LLC (CIK 0001815344): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 14,186,244; sole dispositive power 0; shared dispositive power 14,186,244; aggregate amount beneficially owned 14,186,244 (7.8% of the class)
- Wolf Kurt James (CIK 0001693906): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 14,186,244; sole dispositive power 0; shared dispositive power 14,186,244; aggregate amount beneficially owned 14,186,244 (7.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: PITNEY BOWES INC /DE/
Address of issuer's principal executive offices: PITNEY BOWES INC, 3001 SUMMER STREET, STAMFORD, Connecticut (CT), 06926-0700

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by each of Hestia Capital, Helios and held in the SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 4,986,554 Shares directly owned by Hestia Capital is approximately $19,924,177, including brokerage commissions. The aggregate purchase price of the 8,593,401 Shares directly owned by Helios is approximately $29,201,107, including brokerage commissions. The aggregate purchase price of the 606,289 Shares held in the SMAs is approximately $2,433,380, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 181,700,821 shares outstanding as of October 24, 2024 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2024.

A. Hestia Capital
As of the date hereof, Hestia Capital directly owned 4,986,554 Shares.

Percentage: Approximately 2.7%

B. Helios
As of the date hereof, Helios directly owned 8,593,401 Shares.

Percentage: Approximately 4.7%

C. Hestia Partners GP
As the general partner of each of Hestia Capital and Helios, Hestia Partners GP may be deemed the beneficial owner of the (i) 4,986,554 Shares directly owned by Hestia Capital and the (ii) 8,593,401 Shares directly owned by Helios.

Percentage: Approximately 7.5%

D. Hestia LLC
As of the date hereof, 606,289 Shares were held in SMAs. As the investment manager of each of Hestia Capital, Helios and the SMAs, Hestia LLC may be deemed the beneficial owner of the (i) 4,986,554 Shares directly owned by Hestia Capital, (ii) 8,593,401 Shares directly owned by Helios and (iii) 606,289 Shares held in the SMAs.

Percentage: Approximately 7.8%

E. Kurtis J. Wolf
As the managing member of each of Hestia Partners GP and Hestia LLC, Mr. Wolf may be deemed the beneficial owner of the (i) 4,986,554 Shares directly owned by Hestia Capital, (ii) 8,593,401 Shares directly owned by Helios and (iii) 606,289 Shares held in SMAs.

Percentage: Approximately 7.8%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Hestia Capital
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,986,554
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,986,554

B. Helios
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,593,401
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,593,401

C. Hestia Partners GP
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,579,955
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,579,955

D. Hestia LLC
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,186,244
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,186,244

E. Kurtis J. Wolf
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,186,244
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,186,244
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the Shares by the Reporting Persons and the SMAs during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On May 6, 2024, Mr. Wolf was awarded 18,904 Restricted Stock Units ("RSUs") in connection with his service as a director of the Issuer, each of which represents a contingent right to receive one Share. The RSUs have a one year (as defined in the Amended and Restated Pitney Bowes Inc. 2018 Stock Plan) cliff vesting.

On May 24, 2024, Mr. Wolf was awarded 23,810 RSUs in connection with his service as a director of the Issuer, each of which represents a contingent right to receive one Share. The RSUs have a one year (as defined in the Pitney Bowes Inc. 2024 Stock Plan) cliff vesting.

On November 21, 2024, Mr. Wolf was awarded 26,008 RSUs in connection with his service as a director of the Issuer, each of which represents a contingent right to receive one Share. The RSUs have a one year (as defined in the Pitney Bowes Inc. 2024 Stock Plan) cliff vesting.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities

## Signatures
- HESTIA CAPITAL PARTNERS LP: /s/ Kurtis J. Wolf, Kurtis J. Wolf, Managing Member of Hestia Capital Management, LLC, its Investment Manager (02/18/2025)
- HELIOS I, LP: /s/ Kurtis J. Wolf, Kurtis J. Wolf, Managing Member of Hestia Capital Management, LLC, its Investment Manager (02/18/2025)
- HESTIA CAPITAL PARTNERS GP, LLC: /s/ Kurtis J. Wolf, Kurtis J. Wolf, Managing Member (02/18/2025)
- Hestia Capital Management, LLC: /s/ Kurtis J. Wolf, Kurtis J. Wolf, Managing Member (02/18/2025)
- Wolf Kurt James: /s/ Kurtis J. Wolf, Kurtis J. Wolf (02/18/2025)